DAVIS POLK & WARDWELL

1300 I STREET, N.W. WASHINGTON, D.C. 20005 _____ 1600 EL CAMINO REAL MENLO PARK, CA 94025 _____ 99 GRESHAM STREET LONDON EC2V 7NG _____ 15, AVENUE MATIGNON 75008 PARI	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800 WRITER’S DIRECT 212-450-4662	MESSETURM 60308 FRANKFURT AM MAIN _____ MARQUÉS DE LA ENSENADA, 2 28004 MADRID ESPAÑA _____ 1-6-1 ROPPONGI MINATO-KU, TOKYO 106-6033 _____ 3A CHATER ROAD HONG KONG

June 22, 2005

Ted Yu

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Commonwealth Telephone Enterprises, Inc. (the “Company”)

Registration Statement on Form S-4, Amendment No. 4

Schedule TO-I, Amendment No. 3

File No.: 333-124555

Dear Mr. Yu:

Per our discussion, attached please find Amendment No. 4 to the above-referenced registration statement (the “Registration Statement”) and Amendment No. 3 to the Schedule TO-I (the “Tender Offer Statement”).

We have enclosed three clean copies of each Amendment, as well as three copies of each Amendment marked to show changes from the previous amendment.

Under separate cover, we have also submitted a letter requesting the acceleration of the effective date of the Registration Statement to 5:00 p.m., Thursday, June 23, 2005, or as soon thereafter as practicable.

Please do not hesitate to call me at 212-450-4662 with any questions you may have with respect to the foregoing.

Very truly yours,

/S/ MARK SCHWARTZ
Mark Schwartz